STATE OF DELAWARE
                            CERTIFICATE OF AMENDMENT
                        OF CERTIFICATE OF INCORPORATION

It is hereby certified that:

FIRST: The name of the corporation is ConsultAmerica, Inc.(the "Corporation").

SECOND: The Certificate of Incorporation of this Corporation is hereby amended by striking out Article "2" thereof and substituting in lieu of said Article, the following new Article "2":

"2" The location of the Registered Office of this Corporation within this State is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, County of New Castte.

The name of the Registered Agent therein and in charge thereof upon whom process against this Corporation may be served is Corporation Service Company.

THIRD: The Certificate of Incorporation of this Corporation is hereby amended by striking out Article "4" thereof and substituting in lieu of said Article, the following new Article "4".

"4" The total number of shares of common stock which the corporation shall have authority to issue is Twenty Four Million (24,OOO,000) shares, all of such shares shall be $.001 par value; without cumulative voting rights and without any preemptive rights and One Million (1,000,000) shares shall be Preferred Stock, par value $.001 per share.

FOURTH: The amendments of the certificate of incorporation herein certified has been duly adopted and written consent has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Signed on this 20 day of August 2004.

                                                          CONSULTAMERICA, INC.

                                                     BY: /s/ Edward A. Sundberg
                                                         ----------------------
                                                         Edward A. Sundberg
                                                         Chief Executive Officer